Exhibit 99.1

Source: YouTube Video

User: Mark Tilbury

Title: Millionaire Tries The $1,000 Challenge During a Recession! (How to Invest For Beginners)

Script

Question: What do Picasso and Banksy have in common, apart from being era defining artists?

Answer: You can invest in their work, for a fraction of the asking price!

That brings us on to Investment 3: Fine Art. I’m giving this a 5/10 on the risk scale. You might not have considered fine art as a potential investment, to be honest neither had I until I looked into the shocking stats…

You know the S&P 500, that investment all millionaires don’t stop talking about… (show clips of different millionaires saying s&p 500)

Well contemporary art investments have actually done better than the beloved S&P 500 over the last 25 years. To be exact, the S&P 500 had a 9.5% average annual return, whereas contemporary art averaged 14% price appreciation (show Citi Global Art Market chart)

But surely if we are facing a recession, the demand for these expensive paintings will drop, and then the value of our investment will plummet, right?

Well actually the global demand held up pretty well during the last great recession. In 2007 global public auction sales topped US$32.9 billion, while in 2008 the figures hit US$28 billion. This only shows a slight dip in demand, and it was still higher than 2005 when auction sales were only US$17.2 billion.

Maybe more importantly during 2009 Saint Laurent’s art collection set a new record for a single-owner collection, totaling US$483.8 million. To put this into perspective, this happened just 5 months after the complete collapse of Lehman Brothers and the markets!

Again if we look at our old friend the s&p 500, this didn’t recover to pre-recession levels until 2013, two years later than the art market!

Well due to the eye watering prices these paintings command,

unfortunately this asset class has only been accessible to the already rich and powerful. There is also a degree of skill involved with picking the right pieces that the average investor just wouldn’t understand.

So how are we going to invest this $1,000 in art?

Well I’ve been doing some research and companies like Masterworks really stand out as they use data that isn’t available to the average investor, and a top research team, in order to determine which high-end artist markets have the most momentum.

They’re even asked by worldwide groups like Citi to collaborate on reports about the art market, this just shows how much comprehensive data they have!

They help people get fractional pieces of art, rather than the whole thing. This isn’t NFTs, this is breaking a painting into shares so people can add a piece of it to their portfolio.

Their incentives are also aligned with the investors as Masterworks only make money when they sell a painting for a profit.

With this said I still think investing in art is for the long term, that’s why this platform doesn’t actually accept investors that are older than 70.

OH damn it looks like I can’t invest this 1000 dollars after all… only kidding I still have a few years left in me yet, you cheeky buggers…

Masterworks aims to hold its art pieces for three to 10 years, at which point it then sells the painting and distributes the proceeds among investors based on their number of shares.

But so far, the paintings they have sold ahead of schedule have delivered 25% net returns for the last 4 years in a row, through COVID, a bear market, and rampant inflation. Past performance is no guarantee of future results, but that’s pretty incredible.

So with that all said, let’s invest $1,000. I really like Mark Bradford’s Promise Land, it even shows us a progress bar that lets us know how much of the asset has already been bought. The paintings are valued every quarter so I will be keeping my eye on this closely, if you also want to get involved then I’ll leave an exclusive invite link in the description!

Disclosures